SUN RECORD COMPANY ®

SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

October 27, 2006

06018332

SEC MAIL PROCESSING
RECEIVED
NOV 0 2 2006
WASH, D.C. 151 SECTION

United States Securities and Exchange Commission
Judiciary Plaza, 450 – 5th Street N.W.
Washington, District of Columbia
United States 20549

Attn: Howard E. Goldberg
Special Counsel

Re: Sun Entertainment Holding Corporation
File No: 82-1776

SUPPL

Dear Sir or Madam:

We enclose the following for your information and records:

- Quarterly Report for filing of Form 51 dated 9/30/05
- Quarterly Report for filing of Form 51 dated 3/31/06
- Quarterly Report for filing of Form 51 dated 6/30/06
- Annually Financial Statement for filing of Form 51 dated 12/31/05
- News Release dated 10/04/05
- News Release dated 10/11/05
- News Release dated 03/27/06
- News Release dated 04/17/06
- News Release dated 05/30/06
- News Release dated 06/12/06
- News Release dated 07/05/06
- News Release dated 09/29/06
- News Release dated 10/12/06
- Insider Trading Report 2006

Sun Entertainment Holding Corporation

PROCESSED
NOV 1 4 2006
THOMSON
FINANCIAL

Yours truly,

Terry O. Lashman
Encl.

dlw 11/13

SUN ENTERTAINMENT HOLDING CORPORATION

QUARTERLY REPORT
SEPTEMBER 30, 2005

SCHEDULE A:

1. Balance Sheet
2. Statements of Operations and Deficit
3. Statement of Changes in Financial Position
4. Notes to Consolidated Financial Statements

SCHEDULE B:

5. Management Discussion

Schedule A
Exhibit 1

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED BALANCE SHEET
September 30, 2005 and December 31, 2004
(Prepared by Management)

ASSETS:		
CURRENT ASSETS:	9/30/05	12/31/04
Cash	460,959	291,679
Royalty Reserve Cash	691,438	437,518
Accounts receivable	17,830	15,619
Inventory	42,896	54,498
Prepaid expenses	236	244
Total Current Assets	1,213,359	799,558
Fixed Assets; less accumulated depreciation of $35,735		
GOODWILL, net of amortization of $80,540 and impairment of $147,535	0	0
	1,213,359	799,558
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	833,788	730,492
Due to officers	45,500	45,500
Due to Affiliate	100,174	85,168
Total current liabilities	979,462	861,130
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL	3,305,595	3,305,595
DEFICIT	(3,071,698)	(3,367,167)
	233,897	(61,572)
	1,213,359	799,558

Approved by the Directors:

"TERRY O. LASHMAN" Director

"JOHN A. SINGLETON" Director

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
September 30, 2005
(Prepared by Management)

Schedule A
Exhibit 2

	3 Months Ended Sep 30 2005	9 Months Ended Sep 30 2005	3 Months Ended Sep 30 2004	9 Months Ended Sep 30 2004
ROYALTY REVENUES	381,588	1,261,997	234,258	1,170,177
INTEREST AND OTHER REVENUES	34,265	60,904	26,483	80,756
TOTAL REVENUES	415,853	1,322,902	260,742	1,250,933
OPERATING EXPENSES				
Wages	51,095	144,734	60,773	177,602
Outside Services	33,396	95,664	29,713	85,184
Office supplies	2,750	8,142	2,166	12,799
Postage	2,672	7,145	1,910	7,483
Rent	557	2,264	601	2,452
Auto	6,460	16,532	6,465	23,894
Security	(1)	35	(11)	380
Software	4,108	7,063	720	7,648
Copy Machine	186	574	182	560
Telephone	2,573	9,436	2,629	7,989
Dues & Subscriptions	1,064	7,404	2,395	5,506
Disposal	1,301	3,233	600	2,782
Copyrights & Trademarks	(78)	2,952	151	230
Consulting &Commissions	8,684	22,002	11,577	26,802
CDs/Cassettes Costs	3,776	12,709	4,561	22,691
Royalty Expense	135,892	450,324	299,958	553,612
Travel, entertainment and promotion	24,318	83,486	19,466	89,361
Legal and accounting	5,771	63,780	21,646	75,610
Utilities and taxes	6,700	21,048	7,715	23,560
Insurance	8,159	21,965	8,780	20,428
Management fees	27,564	61,990	25,152	61,481
Listing and transfer fees	692	10,332	646	10,194
Bank charges and interest	1,604	8,747	1,734	6,921
Amortization of goodwill	0	0	0	0
Repairs and maintenance	7,461	12,184	1,086	2,808
Total operating expenses	336,702	1,073,746	510,617	1,227,978
INCOME (LOSS) FROM OPERATIONS	79,150	249,156	(249,876)	22,955
FOREIGN EXCHANGE	3,889	7,538	824	1,916
EARNINGS (LOSS) FOR THE PERIOD	75,261	241,618	(250,700)	21,039
DEFICIT, BEGINNING	(3,146,959)	(3,313,316)	(3,023,509)	(3,203,684)
DEFICIT, ENDING	(3,071,698)	(3,071,698)	(3,182,645)	(3,182,645)
EARNINGS (LOSS) PER SHARE	$0.01	$0.02	($0.02)	$0.01

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
September 30, 2005
(Prepared By Management)

Schedule A
Exhibit 3

	3 Months Ended Sep 30 2005	9 Months Ended Sep 30 2005	3 Months Ended Sep 30 2004	9 Months Ended Sep 30 2004
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net income (loss) for the period	75,261	241,618	(250,700)	21,039
Amortization of goodwill, a charge not involving cash				
	75,261	241,618	(250,700)	21,039
Net change in non-cash working capital balances relating to operations	8,223	(181,582)	(208,338)	(459,300)
	67,038	423,200	(42,362)	480,339
FINANCING ACTIVITIES				
Advances from directors	0	0	0	0
Shares issued	0	0	0	0
	0	0	0	0
INCREASE (DECREASE) IN CASH DURING THE PERIOD	67,038	423,200	(42,362)	480,339
CASH AT BEGINNING OF PERIOD	1,085,359	729,197	929,230	406,529
CASH AT END OF PERIOD	1,152,397	1,152,397	886,868	886,868

SUN ENTERTAINMENT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2005

1. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the company, a British Columbia corporation listed on the Canadian Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

b) Inventory

Inventory consists of records, tapes and cassettes and is stated at the lower of cost (first-in, first-out) or net realizable value.

c) Revenue recognition

The company receives both foreign and domestic royalties from companies it contracts with and which are licensed to sell recordings from masters leased to them by the company. Terms of the license agreements vary; however, in general, most agreements specify payments of minimum guaranteed royalties to the company. The company follows the practice of recognizing licensee royalties as income upon receipt.

d) Record masters and advance royalty payments to artists

The company follows the practice of expensing the cost of master recordings and any advance royalties paid to the artist if they are not recovered through royalties earned by the artist during the year.

e) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the subsidiary, located in the United States, are considered to be integrated with those of the parent company and as such, the company employs the temporal method for translation of the assets, liabilities and operations denominated in U.S. currency as follows:

(i) Monetary items - at the rate of exchange in effect at the balance sheet date.

(ii) Non-monetary items at their historical rates of exchange (except for items carried at market value which are translated at the rate of exchange in effect at the balance sheet date).

(iii) Revenue and expenses - at the average rate of exchange in effect during the year.

(iv) Amortization - at the same rates of exchange as the assets to which they relate.

Gains or losses arising on translation are included in the determination of net income for the current year.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Goodwill

Effective January 1, 2002 the company adopted CICA 3062-Goodwill and Other Intangible Assets as required by the Canadian Institute of Chartered Accountants.. This policy no longer permits the amortization of goodwill.

g) Loss per share

Loss per share computations are based upon the weighted average number of shares outstanding during the year. Equivalent shares (stock options or otherwise) have been excluded from the calculation as the effect of the inclusion would be anti-dilutive in that the loss per share would decrease.

h) Future income taxes

The company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for differences between the financial statements and tax bases using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

i) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j) Cash

Cash consists of demand deposits held with financial institutions and highly liquid instruments with original maturities of three months or less.

2. NATURE OF OPERATIONS

The company is engaged principally in the merchandising of records and tapes and receiving royalties for use of its master recordings. The company has exclusive rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc., a company controlled by the president of Sun Entertainment Holding Corporation. The agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the agreement.

During the current year, the company's revenues were derived principally from activity in the

United States and the company's assets are situated principally in the United States. Rates used for translating transactions and balances denominated in United States dollars are as follows:

Rate at September 30	1.1624	1.2614
Average rate for the period	1.1810	1.2788

September 30	**2005**	**2004**

3. FINANCIAL INSTRUMENTS

The company's financial instruments consist of cash and cashable deposits with maturities of less than ninety days, accounts receivable, accounts payable and accrued liabilities, advances from directors and amounts due to affiliated companies. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, except for advances from directors and amounts due from affiliated companies, the fair values of which are not readily determinable because they are non-interest bearing.

4. GOODWILL

	2005	2004
Goodwill arising on business combination	$ 228,075	$ 228,075
Previously Amortized	(80,540)	(80,540)
Impairment Provision	(147,535)	
	$ 0	$ 147,535

5. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of Sun Entertainment Holding Corporation and its wholly-owned subsidiary.

	2005	2004
Balance Sheet:		
Accounts payable to companies controlled by directors	$ 51,761	$ 65,734
Advances from directors	45,500	46,200
Due to companies controlled by directors	100,174	70,622
Statement of Operations:		
Management fees incurred to a company controlled by a director	18,000	18,000
Royalties incurred to company controlled by a director (Note 2)	64,292	34,176

All related party transactions have been recorded at their exchange amounts, which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

6. COMMITMENT

The company is committed to a premises lease for Canadian $70,860 annually on a year-to-year basis to a company controlled by a director. The landlord has suspended collection of the annual lease payment.

7. SHARE CAPITAL

Issued:	Number of Shares	Value
Balance at September 30, 2005 and 2004	11,921,679	$ 11,921,679

SUN ENTERTAINMENT HOLDING CORPORATION
MANAGEMENT'S DISCUSSION & ANALYSIS
NINE MONTHS ENDED SEPTEMBER 30, 2005

DISCLAIMER
This discussion and analysis has been prepared by the management of Sun Entertainment Holding Corporation ("Sun" or the "Company") and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2004 as well as the unaudited interim consolidated financial statements and notes for the nine months ended September 30, 2005.

This document, as well as other management discussion of the Company's vision, business strategies and expectations as reported in the business plan, information circular, annual information form, quarterly management discussion and analysis, regulatory filings, press releases and other reports, contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe", "expect", "intend", "anticipate", or any variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward- looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Factors that affect the Company's actual results include the rate of market acceptance of the Company's products and services; the ability to obtain and defend intellectual property rights and related products; the ability to market the Company's products and services; as well as the status of competing products and services, and general economic conditions including foreign exchange rates. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

DESCRIPTION OF BUSINESS
The Company controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lot of Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements from the major record companies such as Universal, Time-Warner, Sony, BMG, and EMI and from the larger independent record companies such as Rhino and Varese Sarabande in the United States and Charly and Disky in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials.

OVERALL PERFORMANCE

Revenues
Revenues for the nine-month period ending September 30, 2005 were $1,322,902 up 6% compared to $1,250,933 for the same period of 2004. Royalty and license fee revenues for the current period were $1,261,997 compared to $1,170,177 for the same period of 2004.

During the current period, forty nine (49%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining fifty one (51%) percent received from licensees outside the United States. The United States companies that generate the largest royalty revenues for the company are SonyBMG Music (a partnership of the Bertelsmann Company and Sony Music Entertainment), Rhino

Entertainment (a unit of Warner Bros. Records) and Universal Music. The Company receives most of its revenues from outside the United States from Charly Records and Disky Communications in Europe.

Cost of Goods Sold
The cost of goods sold for the nine-month period ending September 30, 2005 were $463,033 compared to $576,303 for the same period of 2004. Timing of payments and the fact that royalty payments to artists and producers are normally made within sixty to ninety days after royalty revenues are received caused the decrease in cost of goods sold. Royalty expenses to artists and producers are included as part of the cost of goods sold.

Expenses
Overhead for the nine-month period ending September 30, 2005 was $610,713 compared to $651,675 for the same period of 2004.

Statement of Operations & Deficit
The earnings for the nine-month period ending September 30, 2005 were $241,618 compared to $21,039 for the same period of 2004. The increase in earnings was due to the increase in royalty revenues and decrease in cost of goods sold and overhead.

Finance & Cash Flow
Cash used in operating activities during the nine-month period ending September 30, 2005 was $423,200 compared to $480,339 for the same period of 2004. The decrease in cash usage was primarily due to the decrease in overhead and accrual of royalties but not yet paid to recording artists.

No cash used in investing activities during the nine-month period ending September 30, 2005 or for the same period of 2004.

There were no financing activities during the nine-month period ending September 30, 2005 or for the same period of 2004.

After four years of declining sales, the global music business is showing signs of stabilization. In 2004 world shipments of music achieved a value of US$33.6 billion at the retail level, down 1.3% from 2003, according to a recent report issued by the trade group International Federation of the Phonograph Industry (IFPI). There are some bright spots in the industry such as the development of legitimate online music services and the increase of strong action against online piracy. The report also pointed out that the US and UK markets, which account for 36% and 10%, respectively, of the world's music sales, experienced strong performances in 2004 and the rate of sales declines in other major markets such as Germany indicates a positive trend in world music sales. The top ten markets in the world in 2004 were the United States, Japan, the United Kingdom, Germany, France, Australia, Canada, Italy, Spain and the Netherlands. The IFPI report stated that digital sales rose "exponentially" in 2004. In the four major music markets, (the United States, United Kingdom, France and Germany), more than 200 million downloads were sold and this was 10 times as many sold in 2003. IFPI predicts that the trend will continue in 2005, based on sales reports for the first two months of 2005. Another positive area of growth is music DVDs which continue to grow. The IFPI report predicts that the global music market will continue to stabilize with a flat market in 2005.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials, and compilation and special album releases. Recent uses of Company masters in these media Are "He Ain't No Angel" as performed by the Ad Libs in the television series "American Dreams" and four Johnny Cash recordings in the motion picture "Dear Mr. Cash". The Johnny Cash bio picture "Walk The Line" was originally scheduled for a spring 2005 release, but this has been changed to November, 2005. The Company will have several master recordings that will be used in "Walk The Line". Two early Elvis Presley master recordings that the Company controls were used in the CBS mini series "Elvis" that was broadcast in April, 2005. Applebee's Restaurants used "Great Balls of Fire" as performed by Jerry Lee Lewis in national television and radio commercials that were aired for several weeks in the United States during the current period. The Company received a license fee for this use.

The Company signed license agreements with the top two internet download companies in the United States during the current period and selected master recordings from these companies became available to the public during the latter part of the current period. Apple Computer's iTunes Music store is the largest digital music download company in the United States with 70% of the market. iTunes sells individual music tracks for US$0.99 to its customers. EMusic is the number two company in the US and its business model is a subscription service that allows consumers to download a fixed number of tracks each month for a monthly fee. The Company will receive revenues from iTunes and EMusic for each download of the Company's master recordings.

SELECTED ANNUAL INFORMATION

	2004	2003	2002
Revenues	$1,679,063	$1,363,414	$1,340,413
Cost of sales	$ 7745815	$ 484,705	$ 440,631
Gross profit	$ 904,482	$ 878,709	$ 899,782
% Gross profit	53.87%	64.45%	67.13%
Expenses	$ 1,034,315	$ 833,249	$ 931,317
Net Earnings (Loss)	$ (129,833)	$ 45,460	$ (31,535)
Shares issued and outstanding	11,921,679	11,921,679	11,921,679
Earnings (Loss) per share	$ (0.004)	$ 0.004	$ (0.003)
Total assets	$ 894,607	$ 702,982	$ 634,409
Total long-term financial liabilities	None	None	None
Cash dividends declared	None	None	None

SUMMARY OF QUARTERLY RESULTS

	2005	2005	2005	2004	2004	2004	2004	2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	415,853	554,470	352,579	428,130	260,742	653,390	336,801	310,188
Net Earnings (Loss)	75,261	147,860	18,497	(150,872)	(250,700)	236,038	35,701	8,514
Shares outstanding	12M	12M	12M	12M	12M	12M	12M	12M
Earnings (Loss) per share	0.01	0.01	0.01	(0.01)	(0.02)	0.02	0.01	0.01

LIQUIDITY AND RISKS

As at September 30, 2005, the Company had a working capital surplus of $233,897 compared to a working capital deficit of $61,572 as at December 31, 2004, the end of the Company's last completed fiscal year. The surplus was a direct result of the increased royalty revenues and decreased overhead and cost of goods sold and was financed by regular cash flow.

The Company is exposed to market risk related to changes in foreign currency. This could adversely affect the value of the Company's current assets and liabilities as well as impact revenues and profitability.

CONTRACTUAL OBLIGATIONS
There were no long-term contractual obligations.

CAPITAL RESOURCES
The Company has limited capital resources, and is relying on continuing royalty and license fee revenues to provide future capital.

OFF BALANCE SHEET ARRANGEMENTS
There were no off balance sheet arrangements.

MATERIAL CONTRACTS
The Company has an exclusive license agreement for the use of master recordings owned by Shelby Singleton Enterprises, Inc. See Note 2.

TRANSACTIONS WITH RELATED PARTIES
Refer to Note 5.

PROPOSED TRANSACTIONS
There were no proposed transactions.

CRITCAL ACCOUNTING ESTIMATES
There were no critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2002, the Company adopted, on a retroactive basis, the new recommendations of the CICA with respect to the recognition, measurement and disclosure of foreign currency exchange gains and losses. The amendments to the standard require separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. The change in policy had no effect on current or prior period balances.

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the period. Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

Effective January 1, 2002, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted to employees using the intrinsic value method whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

INVESTOR RELATIONS

There were no agreements for investor relations.

SUBSEQUENT EVENTS

There were no material subsequent events.

ADDITIONAL INFORMATION

Additional information regarding the Company can be found on SEDAR at **www.sedar.com** or the Company's web site at **www.sunrecords.com**.

SUN ENTERTAINMENT HOLDING CORPORATION

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2006 AND 2005

SUN ENTERTAINMENT HOLDING CORPORATION
CONSOLIDATED BALANCE SHEET
March 31, 2006 and December 31, 2005
(Prepared By Management)

Schedule A
Exhibit 1

ASSETS

CURRENT ASSETS	31-Mar-06	31-Dec-05
Cash & royalty reserve cash	1,266,598	1,072,658
Accounts receivable	30,001	18,187
Inventory	38,161	41,348
Prepaid expenses	237	4,809
Total Current Assets	1,334,997	1,137,002
FIXED ASSETS, less accumulated depreciation of $35,735	-	-
GOODWILL, net of amortization of $80,540 and impairment of $147,5[illegible]	-	-
	1,334,997	1,137,002

LIABILITIES

CURRENT LIABILITIES		
Accounts payable and accrued expenses	839,761	776,436
Due to officers	45,500	45,500
Due to Affiliate	399,198	428,451
Total current liabilities	1,284,459	1,250,387

SHARE CAPITAL AND DEFICIT

SHARE CAPITAL	3,305,595	3,305,595
DEFICIT	(3,255,057)	(3,418,980)
	50,538	(113,385)
	1,334,997	1,137,002

Approved by the Directors:

"Terry O. Lashman" Director

"John A. Singleton" Director

Schedule A
Exhibit 3

SUN ENTERTAINMENT HOLDING CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW
THREE MONTHS ENDED MARCH 31, 2006 AND 2005
(Prepared By Management)

	3 Months Ended 31-Mar-06	3 Months Ended 31-Mar-05
CASH PROVIDED BY (USED FOR)		
OPERATING ACTIVITIES		
Net income (loss) for the period	68,914	18,497
Amortization of goodwill, a charge not involving cash	-	-
	68,914	18,497
Net change in non-cash working capital balances relating to operations	125,026	88,093
	193,940	106,590
FINANCING ACTIVITIES		
Advances from directors	-	-
Shares issued	-	-
	-	-
INCREASE (DECREASE) IN CASH DURING THE PERIO	193,940	106,590
CASH AT BEGINNING OF PERIOD	1,072,658	729,197
CASH AT END OF PERIOD	1,266,598	835,787

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Goodwill

Effective January 1, 2002 the company adopted CICA 3062-Goodwill and Other Intangible Assets as required by the Canadian Institute of Chartered Accountants.. This policy no longer permits the amortization of goodwill.

g) Loss per share

Loss per share computations are based upon the weighted average number of shares outstanding during the year. Equivalent shares (stock options or otherwise) have been excluded from the calculation as the effect of the inclusion would be anti-dilutive in that the loss per share would decrease.

h) Future income taxes

The company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for differences between the financial statements and tax bases using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

i) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j) Cash

Cash consists of demand deposits held with financial institutions and highly liquid instruments with original maturities of three months or less.

2. NATURE OF OPERATIONS

The company is engaged principally in the merchandising of records and tapes and receiving royalties for use of its master recordings. The company has exclusive rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc., a company controlled by the president of Sun Entertainment Holding Corporation. The agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the agreement.

During the current year, the company's revenues were derived principally from activity in the

6. COMMITMENT

The company is committed to a premises lease for Canadian $69,900 annually on a year-to-year basis to a company controlled by a director. The landlord has suspended collection of the annual lease payment.

7. SHARE CAPITAL

Issued:	Number of Shares		Value
Balance at March 31, 2006 and 2005	11,921,679	$	3,298,095

outside the United States from Madacy Entertainment and Direct Source Special Products in Canada and Charly Records and Disky Communications in Europe.

Cost of Goods Sold
The cost of goods sold (including royalty expense to artists, producers and publishers for the three-month period ending March 31, 2006 were $131,856 compared to $91,765 for the same period of 2005. Increased royalty and license fee revenues, timing of payments and the fact that royalty payments to artists and producers are normally made within sixty to ninety days after royalty revenues are received caused the increase in cost of goods sold.

Expenses
Overhead for the three-month period ending March 31, 2006 was $201,793 compared to $131,856 for the same period of 2005.

Statement of Operations & Deficit
The earnings for the three-month period ending March 31, 2006 were $68,914 compared to $18,497 for the same period of 2005. The increase in earnings was due to the increase in royalty revenues.

Finance & Cash Flow
Cash used in operating activities during the three-month period ending March 31, 2006 was $193,940 compared to $106,590 for the same period of 2005. The increase in cash usage was primarily due to the increase in royalties paid to recording artists and legal and accounting fees.

No cash was used in investing activities during the three-month period ending March 31, 2006 or for the same period of 2005.

There were no financing activities during the three-month period ending March 31, 2006 or for the same period of 2005.

Although the digital music business exceeded the US$1 billion mark in 2005, the total global music business fell by 3% from the previous year to a value of US$33.45 billion at the retail level in 2005, according to a recent report issued by the trade group International Federation of the Phonograph Industry (IFPI). The once growing music DVD market was also down 4% in 2005 to a value of US$1.54 billion. On the plus side in the music business was the performance of digital sales, which increased by 188% in 2005 to a value of US$1.143 billion from US$397 million in 2004. A-la carte downloads generated 86% of all online sales according to the IFPI. Mobile music accounted for approximately 50% of digital sales. In 2005 the United States accounted for the lion's share of legal downloads – 353 million tracks, compared with 62 million in Europe. The top ten markets in the world in 2005 were the United States, Japan, the United Kingdom, Germany, France, Canada, Australia, Italy, Spain and Brazil. The IFPI does not expect to see a turn around in sales in 2006 because of the effect of billions of songs traded freely each month over unlicensed file-sharing networks on the Internet.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials, and compilation and special album releases. Reader's Digest Music will market a special Johnny Cash 3 CD package that will feature all Sun recordings and the Time Life Johnny Cash package of Sun recordings that was released in the fall of 2005 continues to sell. The Universal Music release of a Johnny Cash CD titled "The Legend" and which contains seven Sun recordings has sold approximately two million units since its release in late 2005. Time Life Music is preparing a special Jerry Lee Lewis 3 CD package for release in June, 2006 and one of the CDs will contain all Sun recordings.

SELECTED ANNUAL INFORMATION

	2005	2004	2003
Revenues	$1,728,959	$1,679,063	$1,363,414
Cost of sales	$ 600,773	$ 774,581	$ 484,705
Gross profit	1,128,186	$ 904,482	$ 878,709
% Gross profit	65.25%	53.87%	64.45%

PROPOSED TRANSACTIONS
There were no proposed transactions.

CRITCAL ACCOUNTING ESTIMATES
There were no critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2002, the Company adopted, on a retroactive basis, the new recommendations of the CICA with respect to the recognition, measurement and disclosure of foreign currency exchange gains and losses. The amendments to the standard require separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. The change in policy had no effect on current or prior period balances.

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the period. Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

Effective January 1, 2002, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted to employees using the intrinsic value method whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS
The Company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

INVESTOR RELATIONS
There were no agreements for investor relations.

SUBSEQUENT EVENTS
There were no material subsequent events.

ADDITIONAL INFORMATION
Additional information regarding the Company can be found on SEDAR at www.sedar.com or the Company's web site at www.sunrecords.com.

QUARTERLY REPORT
JUNE 30, 2006

SCHEDULE A:

SCHEDULE B:

Schedule A
Exhibit I

SUN ENTERTAINMENT CORPORATION
INTERIM CONSOLIDATED BALANCE SHEET
June 30, 2006
(Prepared by Management)

ASSETS:

	2006	2005
CURRENT ASSETS:		
Cash	673,293	429,063
Royalty Reserve Cash	1,009,939	643,595
Accounts receivable	10,331	18,187
Inventory	34,768	41,348
Prepaid expenses	227	4,809
Total Current Assets	1,728,558	1,137,002
Fixed Assets; less accumulated depreciation of $35,735		0
GOODWILL, net of amortization of $80,540 and impairment of $147,535	0	0
	1,728,558	1,137,002
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	810,679	776,436
Due to officers	0	45,500
Due to Affiliate	418,733	428,451
Total current liabilities	1,229,412	1,250,387
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL	3,305,595	3,305,595
DEFICIT	(2,806,449)	(3,418,980)
	499,146	(113,385)
	1,728,558	1,137,002

Approved by the Directors:

"Terry O. Lashman" Director

"John A. Singleton" Director

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
June 30, 2006
(Prepared by Management)

Schedule A
Exhibit 2

	3 Months Ended Jun 30 2005	6 Months Ended Jun 30 2005	3 Months Ended Jun 30 2005	6 Months Ended Jun 30 2005
ROYALTY REVENUES	986,627	1,506,565	531,358	880,410
INTEREST AND OTHER REVENUES	131,341	120,660	23,112	26,639
TOTAL REVENUES	1,117,968	1,627,225	554,470	907,049
OPERATING EXPENSES				
Wages	59,907	108,926	46,701	93,640
Outside Services	30,824	65,955	31,273	62,268
Office supplies	7,877	12,464	2,794	5,392
Postage	3,901	6,229	1,373	4,473
Rent	621	1,477	1,006	1,706
Auto	4,051	8,209	4,555	10,072
Security	0	0	0	36
Software	6,047	13,171	1,889	2,956
Copy Machine	224	417	204	388
Telephone	3,208	6,356	3,837	6,863
Dues & Subscriptions	1,560	2,815	5,170	6,341
Disposal	977	1,977	977	1,932
Copyrights & Trademarks	1,624	1,763	-20	3,031
Consulting & Commissions	4,731	11,565	12,823	13,318
CDs/Cassettes Costs	14,475	29,677	3,166	8,933
Royalty Expense	361,775	548,366	188,343	314,432
Travel, entertainment and promotion	28,997	77,548	32,003	59,168
Legal and accounting	35,637	68,031	35,473	58,009
Utilities and taxes	8,655	17,857	6,233	14,348
Insurance	5,056	12,567	4,976	13,807
Management fees	80,074	86,074	11,955	34,427
Listing and transfer fees	6,978	12,423	4,315	9,640
Bank charges and interest	1,857	4,369	4,336	7,143
Amortization of goodwill	0	0	0	0
Repairs and maintenance	777	9,593	2,549	4,723
Total operating expenses	669,832	1,107,829	405,930	737,043
INCOME (LOSS) FROM OPERATIONS	448,136	519,396	148,540	170,005
FOREIGN EXCHANGE	(37)	2,309	680	3,649
EARNINGS (LOSS) FOR THE PERIOD	448,173	517,087	147,860	166,356
DEFICIT, BEGINNING	(3,323,971)	(3,323,971)	(3,302,484)	(3,320,980)
DEFICIT, ENDING	(2,806,884)	(3,255,057)	(3,154,624)	(3,154,624)
EARNINGS (LOSS) PER SHARE	$0.04	$0.01	$0.01	$0.02

SUN ENTERTAINMENT HOLDING CORPORATION

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

6/30/06

(Prepared By Management)

Schedule A
Exhibit 3

	3 Months Ended Jun 30 2006	6 Months Ended Jun 30 2006	3 Months Ended Jun 30 2005	6 Months Ended Jun 30 2005
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES:				
Net income (loss) for the period	147,860	517,087	147,860	166,356
Amortization of goodwill, a charge not involving cash	0	0	0	0
	147,860	517,087	147,860	166,356
Net change in non-cash working capital balances relating to operations	268,774	93,487	101,712	189,806
	416,634	610,574	249,572	356,162
FINANCING ACTIVITIES				
Advances from directors	0	0	0	0
Shares issued	0	0	0	0
	0	0	0	0
INCREASE (DECREASE) IN CASH DURING THE PERIOD	416,634	610,574	249,572	356,162
CASH AT BEGINNING OF PERIOD	1,266,598	1,072,658	835,787	729,197
CASH AT END OF PERIOD	1,683,232	1,683,232	1,085,359	1,085,359

SUN ENTERTAINMENT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

1. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the company, a British Columbia corporation listed on the Canadian Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

b) Inventory

Inventory consists of records, tapes and cassettes and is stated at the lower of cost (first-in, first-out) or net realizable value.

c) Revenue recognition

The company receives both foreign and domestic royalties from companies it contracts with and which are licensed to sell recordings from masters leased to them by the company. Terms of the license agreements vary; however, in general, most agreements specify payments of minimum guaranteed royalties to the company. The company follows the practice of recognizing licensee royalties as income upon receipt.

d) Record masters and advance royalty payments to artists

The company follows the practice of expensing the cost of master recordings and any advance royalties paid to the artist if they are not recovered through royalties earned by the artist during the year.

e) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the subsidiary, located in the United States, are considered to be integrated with those of the parent company and as such, the company employs the temporal method for translation of the assets, liabilities and operations denominated in U.S. currency as follows:

(i) Monetary items - at the rate of exchange in effect at the balance sheet date.

(ii) Non-monetary items at their historical rates of exchange (except for items carried at market value which are translated at the rate of exchange in effect at the balance sheet date).

(iii) Revenue and expenses - at the average rate of exchange in effect during the year.

(iv) Amortization - at the same rates of exchange as the assets to which they relate.

Gains or losses arising on translation are included in the determination of net income for the current year.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Goodwill

Effective January 1, 2002 the company adopted CICA 3062-Goodwill and Other Intangible Assets as required by the Canadian Institute of Chartered Accountants.. This policy no longer permits the amortization of goodwill.

g) Loss per share

Loss per share computations are based upon the weighted average number of shares outstanding during the year. Equivalent shares (stock options or otherwise) have been excluded from the calculation as the effect of the inclusion would be anti-dilutive in that the loss per share would decrease.

h) Future income taxes

The company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for differences between the financial statements and tax bases using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

i) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j) Cash

Cash consists of demand deposits held with financial institutions and highly liquid instruments with original maturities of three months or less.

2. NATURE OF OPERATIONS

The company is engaged principally in the merchandising of records and tapes and receiving royalties for use of its master recordings. The company has exclusive rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc., a company controlled by the president of Sun Entertainment Holding Corporation. The agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the agreement.

During the current year, the company's revenues were derived principally from activity in the

United States and the company's assets are situated principally in the United States. Rates used for translating transactions and balances denominated in United States dollars are as follows:

Rate at June 30	1.1164	1.2250
Average rate for the period	1.1396	1.2122
June 30	**2006**	**2005**

3. FINANCIAL INSTRUMENTS

The company's financial instruments consist of cash and cashable deposits with maturities of less than ninety days, accounts receivable, accounts payable and accrued liabilities, advances from directors and amounts due to affiliated companies. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, except for advances from directors and amounts due from affiliated companies, the fair values of which are not readily determinable because they are non-interest bearing.

4. GOODWILL

Goodwill arising on business combination	$ 228,075	$ 228,075
Previously Amortized	(80,540)	(80,540)
Impairment provision	(147,535)	
	$ 0	$ 147,535

5. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of Sun Entertainment Holding Corporation and its wholly-owned subsidiary.

Balance Sheet:		
Accounts payable to companies controlled by directors	$ 418,733	$ 102,149
Advances from directors	0	45,500
Due to companies controlled by directors	0	59,059
Statement of Operations:		
Management fees incurred to a company controlled by a director	12,000	12,000
Royalties incurred to company controlled by a director (Note 2)	75,429	44,706

All related party transactions have been recorded at their exchange amounts, which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

6. COMMITMENT

The company is committed to a premises lease for Canadian $68,400 annually on a year-to-year basis to a company controlled by a director. The landlord has suspended collection of the annual lease payment.

7. SHARE CAPITAL

Issued:	Number of Shares	Value
Balance at June 30, 2006 and 2005	11,921,679	$ 11,921,679

SUN ENTERTAINMENT HOLDING CORPORATION
MANAGEMENT'S DISCUSSION & ANALYSIS
SIX MONTHS ENDED JUNE 30, 2006

DISCLAIMER

This discussion and analysis has been prepared by the management of Sun Entertainment Holding Corporation ("Sun" or the "Company") and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2005 as well as the unaudited interim consolidated financial statements and notes for the six months ended June 30, 2006.

This document, as well as other management discussion of the Company's vision, business strategies and expectations as reported in the business plan, information circular, annual information form, quarterly management discussion and analysis, regulatory filings, press releases and other reports, contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe", "expect", "intend", "anticipate", or any variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward- looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Factors that affect the Company's actual results include the rate of market acceptance of the Company's products and services; the ability to obtain and defend intellectual property rights and related products; the ability to market the Company's products and services; as well as the status of competing products and services, and general economic conditions including foreign exchange rates. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

DESCRIPTION OF BUSINESS

The Company controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lot of Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements from the major record companies such as Universal Music, Warner Music Group, SonyBMG Music, and EMI Music and from the larger independent record companies such as Time-Life Music and Varese Sarabande in the United States, Madacy and Direct Source in Canada and Charly and Disky in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials.

OVERALL PERFORMANCE

Revenues

Revenues for the six-month period ending June 30, 2006 were $1,627,225 up 79% compared to $907,049 for the same period of 2005. Royalty and license fee revenues for the current period were $1,506,565 compared to $880,410 for the same period of 2005.

During the current period, eighty one (81%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining nineteen (19%) percent received from licensees outside the United States. The United States companies that generate the largest royalty revenues for the company are SonyBMG Music, Universal Music and Time-Life Music. . The Company receives most of its revenues from

outside the United States from Madacy Entertainment and Direct Source Special Products in Canada and Charly Records and Disky Communications in Europe.

Cost of Goods Sold
The cost of goods sold (including royalty expense to artists, producers and publishers for the six-month period ending June 30, 2006 were $578,043 compared to $323,365 for the same period of 2005. Increased royalty and license fee revenues, timing of payments and the fact that royalty payments to artists and producers are normally made within sixty to ninety days after royalty revenues are received caused the increase in cost of goods sold.

Expenses
Overhead for the six-month period ending June 30, 2006 was $529,786 compared to $413,678 for the same period of 2005.

Statement of Operations & Deficit
The earnings for the six-month period ending June 30, 2006 were $517,087 compared to $166,356 for the same period of 2005. The increase in earnings was due to the increase in royalty revenues.

Finance & Cash Flow
Cash used in operating activities during the six-month period ending June 30, 2006 was $610,574 compared to $356,162 for the same period of 2005. The increase in cash usage was primarily due to the increase in royalties paid to recording artists and legal and accounting fees.

No cash was used in investing activities during the six-month period ending June 30, 2006 or for the same period of 2005.

There were no financing activities during the six-month period ending June 30, 2006 or for the same period of 2005.

Although the digital music business exceeded the US$1 billion mark in 2005, the total global music business fell by 3% from the previous year to a value of US$33.45 billion at the retail level in 2005, according to a recent report issued by the trade group International Federation of the Phonograph Industry (IFPI). The once growing music DVD market was also down 4% in 2005 to a value of US$1.54 billion. On the plus side in the music business was the performance of digital sales, which increased by 188% in 2005 to a value of US$1.143 billion from US$397 million in 2004. A-la carte downloads generated 86% of all online sales according to the IFPI. Mobile music accounted for approximately 50% of digital sales. In 2005 the United States accounted for the lion's share of legal downloads – 353 million tracks, compared with 62 million in Europe. The top ten markets in the world in 2005 were the United States, Japan, the United Kingdom, Germany, France, Canada, Australia, Italy, Spain and Brazil. The IFPI does not expect to see a turn around in sales in 2006 because of the effect of billions of songs traded freely each month over unlicensed file-sharing networks on the Internet.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials, and compilation and special album releases. Reader's Digest Music will market a special Johnny Cash 3 CD package that will feature all Sun recordings and the Time Life Johnny Cash package of Sun recordings that was released in the fall of 2005 continues to sell. The Universal Music release of a Johnny Cash CD titled "The Legend" and which contains seven Sun recordings has sold approximately two million units since its release in late 2005. Time Life Music prepared a special Jerry Lee Lewis 3 CD package for release in June, 2006 and one of the CDs contains all Sun recordings.

During the current period, the Company made an agreement with Messer Marketing in Nashville to use the Sun name on a retail store in the tourist area of Nashville. The Company will receive a percentage of gross sales and will wholesale to the Sun store musical cds and merchandise that contains the Sun logo. Initial sales after the store opened, at the beginning of the tourist season, indicates that the store will exceed sales during prior years when a different brand was used in the store name.

SELECTED ANNUAL INFORMATION

	2005	2004	2003
Revenues	$1,728,959	$1,679,063	$1,363,414
Cost of sales	$ 600,773	$ 774,581	$ 484,705
Gross profit	1,128,186	$ 904,482	$ 878,709
% Gross profit	65.25%	53.87%	64.45%
Expenses	$ 932,542	$ 833,249	$ 833,249
Net Earnings (Loss)	$ 195,644	$ 45,460	$ 45,460
Shares issued and outstanding	11,921,679	11,921,679	11,921,679
Earnings (Loss) per share	$ 0.02	$ 0.004	$ 0.004
Total assets	$ 1,144,686	$ 702,982	$ 702,982
Total long-term financial liabilities	None	None	None
Cash dividends declared	None	None	None

SUMMARY OF QUARTERLY RESULTS

	2006	2006	2005	2005	2005	2005	2004	2004
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	1,117,968	509,257	406,057	415,853	554,470	352,579	428,130	260,742
Net Earnings (Loss)	448,136	68,914	45,974	75,261	147,860	18,497	(133,719)	(250,700)
Shares outstanding	12M	12M	12M	12M	12M	12M	12M	12M
Earnings (Loss) per share	0.04	0.006	0.004	0.006	0.012	0.002	(0.011)	(0.021)

LIQUIDITY AND RISKS

As at June 30, 2006, the Company had a working capital excess of $499,146 compared to a working capital deficit of $116,807 as at December 31, 2005, the end of the Company's last completed fiscal year. The decreased deficit was a direct result of the increased cash on hand, accounts receivable, and decreased due to officers and affiliate and was financed by regular cash flow.

The Company is exposed to market risk related to changes in foreign currency. This could adversely affect the value of the Company's current assets and liabilities as well as impact revenues and profitability.

CONTRACTUAL OBLIGATIONS

There were no long-term contractual obligations.

CAPITAL RESOURCES

The Company has limited capital resources, and is relying on continuing royalty and license fee revenues to provide future capital.

OFF BALANCE SHEET ARRANGEMENTS

There were no off balance sheet arrangements.

MATERIAL CONTRACTS

The Company has an exclusive licence agreement for the use of master recordings owned by Shelby Singleton Enterprises, Inc. See Note 2.

TRANSACTIONS WITH RELATED PARTIES

Refer to Note 5.

PROPOSED TRANSACTIONS

There were no proposed transactions.

CRITCAL ACCOUNTING ESTIMATES

There were no critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002, the Company adopted, on a retroactive basis, the new recommendations of the CICA with respect to the recognition, measurement and disclosure of foreign currency exchange gains and losses. The amendments to the standard require separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. The change in policy had no effect on current or prior period balances.

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the period. Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

Effective January 1, 2002, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted to employees using the intrinsic value method whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

INVESTOR RELATIONS

There were no agreements for investor relations.

SUBSEQUENT EVENTS
There were no material subsequent events.

ADDITIONAL INFORMATION
Additional information regarding the Company can be found on SEDAR at **www.sedar.com** or the Company's web site at **www.sunrecords.com**.

SUN ENTERTAINMENT HOLDING CORPORATION
SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: SED (TSX)
Trading Symbol: SETHF (OTC)

PRESS RELEASE 03.05
October 11, 2005

12G3(B)#82-1776
Standard & Poor's Listed

SUN ENTERS INTO AGREEMENT FOR USE OF THE MASTER GREAT BALLS OF FIRE IN AN APPLEBEE'S COMMERCIAL

Sun Entertainment Holding Corporation is pleased to announce an agreement with Foote, Cone, & Beiding of Chicago. This advertising agency has contracted with Sun for a Television and Radio commercial using Jerry Lee Lewis' master recording of "Great Balls of Fire".

The commercial will run for eight weeks for the restaurant chain, Applebee's.

Sun has also licensed the master recording "Iko Iko" by The Dixie Cups which is contained in the currently released movie, The Skeleton Key.

Sun Entertainment Holding Corporation has the exclusive world-wide rights to manufacture and distribute the recordings containing the performances embodied in approximately 8000 Master Recordings including Johnny Cash, Jerry Lee Lewis, Carl Perkins, Roy Orbison, Conway Twitty, Elvis Presley and others...

For further information contact Terry O. Lashman at (800) 665-2454 or Sidney S. Singleton or John A. Singleton at (615) 385-1960 or visit Sun's official website www.sunrecords.com.

SUN ENTERTAINMENT HOLDING CORPORATION
SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2
(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX
Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: SED (TSX) PRESS RELEASE 01.06 12G3(B)#82-1776
Trading Symbol: SETHF (OTC) March 27, 2006 Standard & Poor's Listed

SUN BENEFITS FROM JOHNNY CASH BIOPIC WALK THE LINE

The Johnny Cash biopic WALK THE LINE was released in the United States in the fall of 2005 and generated over $100 million at the box office by the end of the year. The film was released in Europe in January 2006 and was the second highest box office grossing movie in England and Germany during the first weekend after release. Although the Johnny Cash songs in the movie were sung by the actor who played the lead character, the Company licensed 6 Sun master recordings for use in the film and for these uses the Company received a license fee.

The impact of WALK THE LINE's success on Johnny Cash's music will be translated to a new generation of fans who will now purchase Johnny Cash recordings from the period of his life covered by the film in which Sun was prominently featured. This will result in additional revenues for the Company that would not have been available without the film's success.

The movie received five (5) Academy Award nominations and Reese Witherspoon received the Oscar for best actress for her portrayal of Johnny Cash's wife, June Carter Cash.

Sun Entertainment Holding Corporation has the exclusive world-wide rights to manufacture and distribute the recordings containing the performances embodied in approximately 8000 Master Recordings including Johnny Cash, Jerry Lee Lewis, Carl Perkins, Roy Orbison, Conway Twitty, Elvis Presley and others...

For further information contact Terry O. Lashman at (800) 665-2454 or Sidney S. Singleton or John A. Singleton at (615) 385-1960 or visit Sun's official website www.sunrecords.com.

SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: SED (TSX)
Trading Symbol: SETHF (OTC)

PRESS RELEASE 02.06
April 17, 2006

12G3(B)#82-1776
Standard & Poor's Listed

SUN ENTERS INTO AGREEMENT WITH MESSER FOR OPERATION OF A RETAIL STORE "SUN ON SECOND"

Sun Entertainment Holding Corporation is pleased to announce that it has entered into a marketing agreement with Messer Marketing of Nashville, Tennessee to operate a Sun Retail Store.

The retail store is named "Sun on Second" and its storefront is located in a high-traffic tourist area in downtown Nashville. The location is near The Country Music Hall of Fame, the Gaylord Center, the Nashville Convention Center and is surrounded by a multitude of hotels and restaurants.

Sun on Second will sell Sun compact discs, t-shirts, baseball caps, coffee mugs, key rings, compact disc holders, tote bags and other merchandise containing the Sun logo. Sun on Second will purchase this merchandise from Sun Entertainment for resale in their retail store.

Sun on Second will carry additional novelty and tourist items that carry other brands and logos. In addition to Sun selling it's merchandise, Sun will also receive significant percentage of the overall gross sales generated by Sun on Second.

For further information contact Terry O. Lashman at (800) 665-2454 or Shelby S. Singleton or John A. Singleton at (615) 385-1960 or visit Sun's official website www.sunrecords.com.

SUN ENTERTAINMENT HOLDING CORPORATION
(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX
SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2
Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: SED (TSX) **PRESS RELEASE** 03.06 12G3(B)#82-1776
Trading Symbol: SETHF (OTC) May 30, 2006 Standard & Poor's Listed

SHAREHOLDERS APPROVE MOVING SUN'S JOURISDICTION FROM CANADA TO THE UNITED STATES

Sun Entertainment Holding Corporation wishes to report at it's recently held Annual General Meeting, shareholders approved resolutions that would facilitate Sun's change of corporate jurisdiction from British Columbia to the United States.

At the annual meeting held in Nashville on May 19, 2006, shareholders approved the following resolutions:

To authorize the directors to sell the whole, or substantially the whole, of the undertaking of the Company.

To authorize the Company to continue the corporation from British Columbia to any United States jurisdiction at the Board of Directors' discretion.

To authorize the Directors of the Company to delist the common shares of the Company from the facilities of the TSX Venture Exchange.

The Board of Directors of the Company has determined that it is in the best interests of the shareholders to move the Company to the United States. The Company is currently in consultation with its auditors and legal counsel to determine the best course of action.

Under such a scenario, management will provide the company's shareholders at the time of sale with identical shareholdings in a United States company that holds the assets of the Company's wholly owned subsidiary, Sun Entertainment Corporation of Tennessee. The United States company's primary listing would be on a United States quotation system.

For further information contact Terry O. Lashman at (800) 665-2454 or Shelby S. Singleton or John A. Singleton at (615) 385-1960 or visit Sun's official website www.sunrecords.com.

SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: SED (TSX)
Trading Symbol: SETHF (OTC)

PRESS RELEASE 04.06
June 12, 2006

12G3(B)#82-1776
Standard & Poor's Listed

SUN ENTERS INTO AGREEMENT WITH LLOYD SALES/AD AMERICA FOR MANUFACTURING AND DISTRIBUTION OF SUN LOGO PRODUCTS

Sun Entertainment Holding Corporation is pleased to announce that it has entered into a manufacturing and distribution agreement for products bearing the Sun logo. The five year non-exclusive agreement is with Lloyd Sales/Ad America of Little Rock, Arkansas and products include tee shirts, key rings, coffee cups, tote bags as well as many other items.

The Sun products will be sold in major retail chains, mom and pop stores, truck stops, convenience stores and many other non-traditional retail outlets. Test sales are currently underway with one major retail chain in approximately forty outlets in Tennessee and Missouri.

Sun has the right of approval on the type of product to be manufactured as well as its design. Sun will receive a significant royalty on product sales.

Recently, Sun announced that it had entered into a marketing agreement with Messer Marketing of Nashville, Tennessee to operate a retail store, Sun on Second. The store is carrying dozens of products with the Sun logo. The success of the Johnny Cash movie, WALK THE LINE, has positively impacted the Company increasing demand for Sun logo products as well as music from Sun master recordings.

For further information contact Terry O. Lashman at (800) 665-2454 or Shelby S. Singleton or John A. Singleton at (615) 385-1960 or visit Sun's official websites; www.sunrecords.com. or www.sunrecords.info

SUN ENTERTAINMENT HOLDING CORPORATION
(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX
SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2
Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: SED - (TSX)
Trading Symbol: SETHF (OTC)
PRESS RELEASE 05.06
July 5, 2006
12G3(B)#82-1776
Standard & Poor's Listed

Unreleased Songs from Sun Go Digital

Sun Entertainment Holding Corporation wishes to report that the following article appeared in Nashville's daily newspaper, the Tennessean, on July 1, 2006, written by staff reporter Ryan Underwood.

Label makes tunes available on online service eMusic

It may be hard to believe that Sun Records — the legendary label that ignited the careers of Elvis Presley, Johnny Cash and Roy Orbison — would have in its archives even one reel of unexamined recordings.

But, as it turns out, the place is a veritable grandmother's attic full of musical treasures. And among the booty its shelves recently yielded are 19 previously unknown and unreleased songs from artists such as Charlie Rich, Rosco Gordon and Bill Justis.

On Friday, those undiscovered songs from the 1950s and 1960s were made available on eMusic, an online service that specializes in independent music and offers 1.5 million tracks for purchase, second in size among digital music retailers after Apple's iTunes.

"I have been a Sun Records afficionado for a long time — I've hung out with Sam Phillips and all the rest," said Scott Ambrose Reilly, eMusic's former head of label relations, who now works as a consultant for the company and helped unearth the latest recordings.

"I went into this project with the assumption that there was nothing else to be uncovered," he said. "But now, after having found these songs, I'm convinced there's more."

The tracks are just a few of the 400-song collection being offered by eMusic of rare and out-of-print material from Sun Records, which effectively moved from Memphis to Nashville in 1969 after Phillips sold it.

Signing up for the service costs as little as $9.99 a month for 40 downloads (which amounts to 25 cents a song).

This latest project follows a similar 350-song collection put out by eMusic from the Sun catalog last May. That set of downloads included vintage tracks from Johnny Cash, Jerry Lee Lewis, Roy Orbison, Charlie Rich and Carl Perkins.

Reilly, who's better known by his nickname, "Bullethead," said the Cash songs that came out of that collection have stayed in eMusic's Top 20 downloads to this day, helping prompt the company to go after more hard-to-find Sun recordings.

"Once we find this stuff, it doesn't cost anything to put it up. We don't have to manufacture it and put it out as part of some box set. The Internet has allowed this to happen," said Reilly, who lives in New York, but has visited Sun Entertainment Corp.'s Belmont Boulevard offices numerous times.

"How much deeper we'll go is just a matter of how much time and effort somebody is willing to put into it," he said.

For Sun's part, the company is more than happy to see a jump in royalty revenues coming in on songs that it didn't even know it had, said John Singleton, president of the company and brother of Shelby Singleton Jr., who purchased the company from Phillips.

"Usually we just license to other companies," said Singleton, who had no idea how or where the guys working on eMusic found the recordings. "This is strictly a royalty situation. We get money as it sells. And revenue from the first collection that eMusic put out does seem to be growing, as it is at all the other music services we have deals with."

As for the music itself, Reilly said it's all great, but the material from Blues man Rosco Gordon is the kind of vibrant stuff that kept him at the office until 2 a.m. many nights working on the project.

"It's so raw and so rockin' and yet Rosco Gordon in many ways has been lost to obscurity," he said. "You can also hear the Sun vibe in there. You can hear Sam Phillips trying something new, taking chances. In many ways, these recordings tell the story of Sun Records through the music."

For further information contact Terry O. Lashman at (800) 665-2454 or Shelby S. Singleton or John A. Singleton at (615) 385-1960 or visit Sun's official websites; www.sunrecords.com. or www.sunrecords.info

SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: SED (TSX)
Trading Symbol: SETHF (OTC)

PRESS RELEASE 06.06
September 29, 2006

12G3(B)#82-1776
Standard & Poor's Listed

SUN REPORTS RECORD QUARTERLY EARNINGS OF $0.04 PER SHARE

Sun Entertainment Holding Corporation is pleased to report record quarterly earnings of $448,173 or $0.038 per share for the quarter ending June 30, 2006. Earnings for the quarter ending June 30, 2005 were $147,860 or $0.012 per share.

Earnings for the six month period ending June 30, 2006 were $517,087 or $0.043 per share compared to $166,356 or $0.014 per share for the same period of 2005.

Revenues for the quarter ending June 30, 2006 were $1,117,968 compared to $554,470 for the same period of 2005. Revenues for the six month period ending June 30, 2006 were $1,627,225 compared to $907,049 for the same period of 2005.

The increase in revenue in 2006 is mainly the result of greater royalty revenues in the United States from the catalogue of over 8,000 master recordings. The United States companies that generate the largest royalty revenues for the Company are SonyBMG Music, Universal Music and Time-Life Music. Sun Record Company and its original Rock & Roll artists were prominently featured in the hit Johnny Cash biopic film, WALK THE LINE, which has positively impacted the Company's revenues.

For further information contact Terry O. Lashman at (800) 665-2454 or Shelby S. Singleton or John A. Singleton at (615) 385-1960 or visit Sun's official websites: www.sunrecords.com or www.sunrecords.info

SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: SED (TSX)
Trading Symbol: SETHF (OTC)

PRESS RELEASE 07.06
October 12, 2006

12G3(B)#82-1776
Standard & Poor's Listed

Sun Entertainment Corporation and Elvis Presley Enterprises Ink Co-Branded Product Licensing Agreement

Sun Entertainment Holding Corporation is pleased to announce that its wholly owned subsidiary, Sun Entertainment Corporation (Sun Entertainment) of Nashville, TN has entered into a licensing agreement with Elvis Presley Enterprises, Inc. (EPE) of Memphis, TN.

EPE has licensed the use of its trademarks in the name, image and likeness of Elvis Presley to Sun Entertainment for a broad range of commemorative retail products officially reuniting the identity of the legendary superstar with the historic Sun Record Company and its iconic Sun Records logo.

Elvis Presley's first recordings were with Sun Records, which sold its Elvis recording catalog to RCA Victor in the fall of 1955 as Presley reached the threshold of national stardom. Original Sun Records owner/producer Sam Phillips and his company played a pivotal role in the careers of not only Presley, but also Johnny Cash, B.B. King, Jerry Lee Lewis, Charlie Rich, Ike Turner, Rufus Thomas, Roy Orbison and many other legendary artists in rock, country and R&B music in the 1950s.

"Sun Records logo product has enjoyed many years of success with music lovers of all generations and, almost inarguably, the successful 50-year history of merchandising related to Elvis Presley is unrivaled," stated Sun Entertainment chairman Shelby S. Singleton. "Bringing Elvis and Sun Records back together in a special way at retail offers all kinds of exciting possibilities."

"The Sun Records logo is iconic because of the great music the label produced and the great artists it nurtured early in their careers, and Elvis was Sun's greatest star," said Carol Butler, EPE's vice-president of international licensing. "We are looking forward to celebrating Elvis Presley's history with Sun Records by working closely with Sun Entertainment. It's something we have long wanted to do, and now the time has finally come."

The new Elvis and Sun Records co-branded products should begin appearing in late 2006 via various retail outlets in the United States, including online retailers such as

www.SunRecords.com and www.ShopElvis.com . More will appear in 2007 during the yearlong commemoration of the 30th anniversary of Elvis' passing.

About Sun Entertainment Corporation

Sun Entertainment Corporation (SEC), based in Nashville, Tennessee, is a wholly owned subsidiary of Sun Entertainment Holding Corporation (SEHC), a publicly traded entity. SEHC/SEC owns the trademarks associated with the legendary Sun Records label that originated in Memphis, Tennessee with producer Sam Phillips. The company is involved in the development of entertainment projects and merchandising involving the Sun Records label and the management of its vast catalog of recordings, some that were still part of the original Sun Records catalog at the time of the company's acquisition of the label, some from additional recording catalog acquisitions, plus new recordings the company has produced. SEHC is listed on the TSX Ventures Exchange under the ticker symbol SED.V and on the OTC under the ticker symbol SETHF.PK. Official web site: www.sunrecords.com or www.sunrecords.info

For further information contact Terry O. Lashman at (800) 665-2454 or Shelby S. Singleton or John A. Singleton at (615) 385-1960.

About Elvis Presley Enterprises, Inc.

Elvis Presley Enterprises, Inc. (EPE) is based in Memphis, with additional offices in Los Angeles. In addition to Graceland and its related attractions in Memphis, including the Heartbreak Hotel, EPE is aggressively involved in a worldwide licensing program, merchandising, music publishing, and television, film, video and Internet projects. For more information on EPE and Graceland, visit www.Elvis.com . EPE is a subsidiary of CKX, Inc. (www.ckx.com), a publicly traded company listed on the NASDAQ National Market System (NMS) under the ticker symbol CKXE.

For further information contact David Beckwith, The Beckwith Company, (323) 845-9836.

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Insider: Lashman.Terry **Issuer:** Sun Entertainme

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The following transactions met your search criteria. Select a transaction from the list below:

	Date of transaction	Filing date	Registered holder	Security designation	Nature of transaction	Opening balance of securities held	Number or value acquired or disposed of	Closing Balance
○	2006-06-26	2006-07-04	Cancom International Trading Ltd.	Common Shares	Acquisition or disposition in the public market	528642	4500	533142
○	2006-09-14	2006-09-18	Cancom International Trading Ltd.	Common Shares	Acquisition or disposition in the public market	533142	9000	542142
○	2006-09-14	2006-09-18	Cancom International Trading Ltd.	Common Shares	Acquisition or disposition in the public market	542142	2000	544142
○	2006-10-02	2006-10-11	Cancom International Trading Ltd.	Common Shares	Acquisition or disposition in the public market	544142	-2500	541642
○	2006-09-13	2006-09-18	RRSP	Common Shares	Acquisition or disposition in the public market	30000	1000	31000

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Insider: Singleton Jr..Shelby **Issuer:** Sun Entertainme

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The following transactions met your search criteria. Select a transaction from the list below:

	Date of transaction	Filing date	Registered holder	Security designation	Nature of transaction	Opening balance of securities held	Number or value acquired or disposed of	Closing Balance
○	2006-01-03	2006-01-10	Andsome Management	Common Shares	Acquisition or disposition in the public market	996225	500	996725
○	2006-01-05	2006-01-10	Andsome Management	Common Shares	Acquisition or disposition in the public market	996725	8500	1005225
○	2006-01-13	2006-01-23	Andsome Management	Common Shares	Acquisition or disposition in the public market	1005225	15000	1020225
○	2006-01-18	2006-01-23	Andsome Management	Common Shares	Acquisition or disposition in the public market	1020225	7500	1027725
○	2006-01-18	2006-01-23	Andsome Management	Common Shares	Acquisition or disposition in the public market	1027725	2500	1030225
○	2006-01-18	2006-01-23	Andsome Management	Common Shares	Acquisition or disposition in the public market	1030225	750	1030975
○	2006-05-01	2006-05-07	Andsome Management	Common Shares	Acquisition or disposition carried out privately	1030975	1500	1032475
○	2006-05-01	2006-05-07	Andsome Management	Common Shares	Acquisition or disposition carried out privately	1032475	500	1032975
○	2006-05-01	2006-05-07	Andsome Management	Common Shares	Acquisition or disposition carried out privately	1032975	18250	1051225

○	2006-05-01	2006-05-07	Andsome Management	Common Shares	Acquisition or disposition carried out privately	1051225	3000	1054225
○	2006-05-02	2006-05-07	Andsome Management	Common Shares	Acquisition or disposition in the public market	1054225	2000	1056225
○	2006-05-02	2006-05-07	Andsome Management	Common Shares	Acquisition or disposition in the public market	1056225	2500	1058725
○	2006-05-10	2006-05-18	Andsome Management	Common Shares	Acquisition or disposition in the public market	1058725	3000	1061725
○	2006-05-12	2006-05-18	Andsome Management	Common Shares	Acquisition or disposition in the public market	1061725	5000	1066725
○	2006-05-16	2006-05-18	Andsome Management	Common Shares	Acquisition or disposition in the public market	1066725	750	1067475
○	2006-06-08	2006-06-09	Andsome Management	Common Shares	Acquisition or disposition in the public market	1067475	2500	1069975
○	2006-06-14	2006-06-23	Andsome Management	Common Shares	Acquisition or disposition in the public market	1069975	2500	1072475
○	2006-06-21	2006-06-23	Andsome Management	Common Shares	Acquisition or disposition in the public market	1072475	500	1072975
○	2006-06-21	2006-06-23	Andsome Management	Common Shares	Acquisition or disposition in the public market	1072975	250	1073225
○	2006-06-21	2006-06-23	Andsome Management	Common Shares	Acquisition or disposition in the public market	1073225	13000	1086225
○	2006-06-21	2006-06-23	Andsome Management	Common Shares	Acquisition or disposition in the public market	1086225	250	1086475

○	2006-06-26	2006-07-04	Andsome Management	Common Shares	Acquisition or disposition carried out privately	1086475	6750	1093225
○	2006-06-26	2006-07-04	Andsome Management	Common Shares	Acquisition or disposition carried out privately	1093225	750	1093975
○	2006-06-26	2006-07-04	Andsome Management	Common Shares	Acquisition or disposition in the public market	1093975	500	1094475
○	2006-06-26	2006-07-04	Andsome Management	Common Shares	Acquisition or disposition in the public market	1094475	500	1094975
○	2006-07-25	2006-08-02	Andsome Management	Common Shares	Acquisition or disposition in the public market	1094975	3500	1098475
○	2006-08-11	2006-08-21	Andsome Management	Common Shares	Acquisition or disposition carried out privately	1098475	3500	1101975
○	2006-08-11	2006-08-21	Andsome Management	Common Shares	Acquisition or disposition carried out privately	1101975	2750	1104725
○	2006-08-19	2006-08-29	Andsome Management	Common Shares	Acquisition or disposition carried out privately	1104725	4000	1108725
○	2006-08-19	2006-08-29	Andsome Management	Common Shares	Acquisition or disposition carried out privately	1108725	3500	1112225
○	2006-08-21	2006-08-29	Andsome Management	Common Shares	Acquisition or disposition in the public market	1112225	3000	1115225
○	2006-08-23	2006-08-29	Andsome Management	Common Shares	Acquisition or disposition in the public market	1115225	1000	1116225
○	2006-08-23	2006-08-29	Andsome Management	Common Shares	Acquisition or disposition in the public market	1116225	3000	1119225
○	2006-09-12	2006-09-18	Andsome Management	Common Shares	Acquisition or disposition in the public market	1119225	4500	1123725

○	2006-09-18	2006-09-18	Andsome Management	Common Shares	Acquisition or disposition carried out privately	1123725	2500	1126225
○	2006-09-18	2006-09-18	Andsome Management	Common Shares	Acquisition or disposition carried out privately	1126225	2500	1128725

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October 27, 2006

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Insider: Singleton.John **Issuer:** Sun Entertainme

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The following transactions met your search criteria. Select a transaction from the list below:

	Date of transaction	Filing date	Registered holder	Security designation	Nature of transaction	Opening balance of securities held	Number or value acquired or disposed of	Closing Balance
○	2006-01-03	2006-01-10	Andsome Management	Common Shares	Acquisition or disposition in the public market	1533025	500	1533525
○	2006-01-05	2006-01-10	Andsome Management	Common Shares	Acquisition or disposition in the public market	1533525	8500	1542025
○	2006-01-13	2006-01-23	Andsome Management	Common Shares	Acquisition or disposition in the public market	1542025	15000	1557025
○	2006-01-18	2006-01-23	Andsome Management	Common Shares	Acquisition or disposition in the public market	1557025	7500	1564525
○	2006-01-18	2006-01-23	Andsome Management	Common Shares	Acquisition or disposition in the public market	1564525	2500	1567025
○	2006-01-18	2006-01-23	Andsome Management	Common Shares	Acquisition or disposition in the public market	1567025	750	1567775
○	2006-05-01	2006-05-07	Andsome Management	Common Shares	Acquisition or disposition carried out privately	1567775	1500	1569275
○	2006-05-01	2006-05-07	Andsome Management	Common Shares	Acquisition or disposition carried out privately	1569275	500	1569775
○	2006-05-01	2006-05-07	Andsome Management	Common Shares	Acquisition or disposition carried out privately	1569775	18250	1588025

○	2006-05-01	2006-05-07	Andsome Management	Common Shares	Acquisition or disposition carried out privately	1588025	3000	1591025
○	2006-05-02	2006-05-07	Andsome Management	Common Shares	Acquisition or disposition in the public market	1591025	2000	1593025
○	2006-05-02	2006-05-07	Andsome Management	Common Shares	Acquisition or disposition in the public market	1593025	2500	1595525
○	2006-05-10	2006-05-18	Andsome Management	Common Shares	Acquisition or disposition in the public market	1595525	3000	1598525
○	2006-05-12	2006-05-18	Andsome Management	Common Shares	Acquisition or disposition in the public market	1598525	5000	1603525
○	2006-05-16	2006-05-18	Andsome Management	Common Shares	Acquisition or disposition in the public market	1603525	750	1604275
○	2006-06-08	2006-06-09	Andsome Management	Common Shares	Acquisition or disposition in the public market	1604275	2500	1606775
○	2006-06-14	2006-06-23	Andsome Management	Common Shares	Acquisition or disposition in the public market	1606775	2500	1609275
○	2006-06-21	2006-06-23	Andsome Management	Common Shares	Acquisition or disposition in the public market	1609275	500	1609775
○	2006-06-21	2006-06-23	Andsome Management	Common Shares	Acquisition or disposition in the public market	1609775	250	1610025
○	2006-06-21	2006-06-23	Andsome Management	Common Shares	Acquisition or disposition in the public market	1610025	13000	1623025
○	2006-06-21	2006-06-23	Andsome Management	Common Shares	Acquisition or disposition in the public market	1623025	250	1623275

2006-06-26	2006-07-04	Andsome Management	Common Shares	Acquisition or disposition carried out privately	1623275	6750	1630025
2006-06-26	2006-07-04	Andsome Management	Common Shares	Acquisition or disposition carried out privately	1630025	750	1630775
2006-06-26	2006-07-04	Andsome Management	Common Shares	Acquisition or disposition in the public market	1630775	500	1631275
2006-06-26	2006-07-04	Andsome Management	Common Shares	Acquisition or disposition in the public market	1631275	500	1631775
2006-07-25	2006-08-02	Andsome Management	Common Shares	Acquisition or disposition in the public market	1631775	3500	1635275
2006-08-11	2006-08-21	Andsome Management	Common Shares	Acquisition or disposition carried out privately	1635275	3500	1638775
2006-08-11	2006-08-21	Andsome Management	Common Shares	Acquisition or disposition carried out privately	1638775	2750	1641525
2006-08-19	2006-08-29	Andsome Management	Common Shares	Acquisition or disposition carried out privately	1641525	4000	1645525
2006-08-19	2006-08-29	Andsome Management	Common Shares	Acquisition or disposition carried out privately	1645525	3500	1649025
2006-08-21	2006-08-29	Andsome Management	Common Shares	Acquisition or disposition in the public market	1649025	3000	1652025
2006-08-23	2006-08-29	Andsome Management	Common Shares	Acquisition or disposition in the public market	1652025	1000	1653025
2006-08-23	2006-08-29	Andsome Management	Common Shares	Acquisition or disposition in the public market	1653025	3000	1656025
2006-09-12	2006-09-18	Andsome Management	Common Shares	Acquisition or disposition in the public market	1656025	4500	1660525

	2006-09-18	2006-09-18	Andsome Management	Common Shares	Acquisition or disposition carried out privately	1660525	2500	1663025
	2006-09-18	2006-09-18	Andsome Management	Common Shares	Acquisition or disposition carried out privately	1663025	2500	1665525

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